SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02037374

RECD S.E.C.
MAY 2 3 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

RE

May 23, 2002

Provalis plc
(Translation of Registrant's Name into English)

PROCESSED
JUN 1 1 2002
THOMSON
FINANCIAL

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

Immediate Release
23 May 2002

PROVALIS PLC

TRADING STATEMENT

Following a review of current trading, the Board of Provalis yesterday concluded that sales for the fourth quarter of the current financial year ending 30th June 2002 are likely to be some 20% below previous expectations. As a consequence the Board now believes Group results will be materially below those previously anticipated.

Sales by the Healthcare Division, apart from those of Diclomax, have been significantly affected by a combination of wholesalers reducing the levels of stock carried and lower than anticipated growth in sales of products. Importantly though, sales have now returned to previous levels, with Diclomax continuing to sell strongly.

Sales by the Medical Diagnostics division were anticipated to increase as the existing distributor began to exploit the opportunities presented by the granting of the CLIA waiver for Glycosal®. Whilst this has not happened prior to the year end, significant orders for Glycosal®, have already been received from our distributors for the first quarter of the next financial year.

The Board believes that it has taken a prudent view of current expectations and will continue to control costs carefully.

In addition, the Board remains committed to disposing of the Therapeutics R&D vaccines division at the earliest opportunity, by seeking a purchaser or partner.

- End -

For further information:-

Dr Phil Gould, Provalis plc	Tel: 01244 833463
Mr John Curtis Provalis Diagnostics	Tel: 01244 833542
Mr Lee Greenbury, Provalis plc	Tel: 01244 833402
Lisa Baderoon, Buchanan Communications	Tel: 020 7466 5000

Provalis' Internet Website : http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Group's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date: May 23, 2002

By: ______________________
Name: Lee Greenbury
Title: Secretary